(Check One): ☒ Form 10-K ☐ Form 20-F ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
OMB Number 3235-0058

Commission File Number 0-27422

CUSIP Number 043136-10-0

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ArthroCare Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

111 Congress Avenue, Suite 510
Address of Principal Executive Officer (Street and Number)

Austin, Texas 78701
City, State and Zip Code

PART II - REGISTRANT INFORMATION

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

ArthroCare Corporation (the “Company”) has devoted significant resources through March 16, 2005 to (i) complete work on management’s assessment of internal control over financial reporting, which is required for the first time, in connection with the Company’s Annual Report on Form 10-K for the year ended December 31, 2004 (the “2004 Annual Report”), under §404 of the Sarbanes-Oxley Act of 2002, (ii) prepare its consolidated financial statements for the year ended December 31, 2004 and (iii) prepare and file Amended Quarterly Reports on Form 10-Q/A for the quarterly periods ended March 31, 2004 and June 30, 2004, respectively, both of which amendments were filed with the Securities and Exchange Commission (the “Commission”) on November 26, 2004. The Company underestimated the resources necessary to address each of the above matters simultaneously. In particular, the Company failed to fully anticipate the substantial amount of employee and consultant time and effort required to complete its evaluation of internal control over financial reporting. The Company’s allocation of resources in performing its evaluation of internal control over financial reporting has limited the Company’s ability to prepare its financial statements. Consequently, the Company is unable to file its 2004 Annual Report with the Commission by the prescribed filing date of March 16, 2005 without unreasonable effort or expense.

The Company expects to file its 2004 Annual Report without management’s report on internal control over financial reporting by March 31, 2005. The Company intends to subsequently file an amendment to such Form 10-K to include management’s report on internal control over financial reporting within the time frame permitted by Exemptive Order No. 50754 issued by the Securities and Exchange Commission on November 30, 2004. The above represents the Company’s current intention; however, no assurance can be given that this will be achieved.

While the Company’s assessment of its internal control over financial reporting has not yet been completed, in this process, the Company identified a material weakness in internal control over financial reporting related to the consolidation of foreign currency transactions at its European subsidiaries. As a result of this weakness, as of December 31, 2004, management cannot conclude that its internal controls over financial reporting were effective. In addition, the Company expects its independent registered public accounting firm to issue an adverse opinion on the effectiveness of its internal control over financial reporting. The aforementioned material weakness was previously disclosed in the Company’s Form 10-Q for the third quarter of 2004 and it will also be disclosed in the Company’s Form 10-K for 2004. The activities to remediate this weakness are underway and the Company expects to complete the remediation of this material weakness by the end of 2005. The Company does not believe this material weakness had any impact on the unaudited annual reported financials for 2004. As the Company continues its assessment of its internal control over financial reporting, additional control deficiencies in its internal control over financial reporting may be identified.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael A. Baker	(408)	736-0224
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No

Current Report on Form 8-K/A containing Item 9.01(b) pro forma financial information regarding the Company’s acquisition of Opus Medical, Inc.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company issued the attached press release on March 15, 2005 announcing its financial results for the year ended December 31, 2004 and the status of the Company’s assessment of its control over financial reporting. The Company expects that the financial statements contained in its 2004 Annual Report will be consistent in all material respects with its publicly announced results.

ArthroCare Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 16, 2005	By	/s/ Michael A. Baker
Michael A. Baker
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b)) of this chapter).